Phone:	(561)417-8100
Fax:	(561)417-8195
Email:	distefano@BlankRome.com

February 22, 2008

VIA EDGAR TRANSMISSION

Anita Karu, Esq.
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:

PC Universe, Inc.
Amendment No. 2 to Form 10
Amendment No. 1 to Form 10-Q for
the Quarter Ended September 30, 2007
Filed January 3, 2008
File 0-52804

Dear Ms. Karu:

On behalf of our client, PC Universe, Inc. (the “Company”), attached are the Company’s responses to the comments raised by the Staff of the Division of Corporation Finance by letter dated February 5, 2008 (the “Comment Letter”).  The numbered staff comment from the Comment Letter followed by the Company’s response is set forth below:

Unaudited Financial Statements

Statement of Stockholders’ Equity, page F-19

1.

We reviewed your response to comment 31 in our letter dated December 14, 2007.  We understand that you issued restricted stock and warrants to the selling agent as compensation for services in connection with the equity placement described in Note 1.  If so, it is still unclear to us why the non-cash offering expenses resulted in a net charge to equity.  Please tell us the items and their amounts included in the stock issued for service line item.  If the charge includes the fair value of the restricted stock and warrants issued to the selling agent, please tell us how you recorded the offsetting credit.  Also, it appears that the non-cash charges have been offset against cash proceeds from issuance of

 www.BlankRome.com

Delaware   •   Florida   •   Hong Kong   •   New Jersey   •   New York   •   Ohio   •   Pennsylvania   •   Washington, DC

Anita Karu, Esq.
Securities and Exchange Commission

February 22, 2008

common stock in the statement of cash flows.  Please tell us the items and their amounts included in the issuance of common stock line item in the statement of cash flows and why the amounts are properly classified in the statement.

The Company notes the Staff’s comment.  The Company had 7 transactions that comprised of sales of restricted common stock or an adjustment to Additional Paid in Capital during the six months ended June 30, 2007.

In the Statement of Stockholder’s Equity, there was an increase to APIC of $2,541,607, that relates to the following 2 entries.

#1 Debit

Cash

$2,500,000

   Credit

Common Stock

$3,333

   Credit

APIC

$2,496,667

To record the private placement of restricted common stock to Legisi, 3,333,333 shares.

#2 Debit

Cash

$45,000

   Credit

Common Stock

$60

   Credit

APIC

$44,940

To record the sale of restricted common stock to Friends and Family, 60,000 shares.

In the statement of Stockholder’s Equity, there was stock issued for services and cash paid to service companies in APIC of $345,176 that relate to the following 4 entries.

#3 Debit

APIC

$327,500

   Credit

Cash

$327,500

To record the cash paid as compensation to Sierra Equity (selling agent) in connection with the sale of 3,333,333 shares in a private placement to Legisi.

#4 Debit

APIC

$1,050,000

   Credit

Common Stock

$1,400

   Credit

APIC

$1,048,600

Anita Karu, Esq.
Securities and Exchange Commission

February 22, 2008

To record the 1,400,000 restricted common stock shares paid as compensation to Sierra Equity (selling agent) in connection with the sale of 3,333,333 shares in a private placement to Legisi.

#5 Debit

APIC

$16,581

   Credit

Accounts Payable

$16,581

To record the cash paid to legal firms, as offering costs in connection with the private placement to Legisi.

#6 Debit

Marketing Expense

$2,500

   Credit

Common Stock

$5

   Credit

APIC

$2,495

To record the stock issued for services for 5,000 shares of restricted common stock.

In the statement of Stockholder’s Equity, there is stock issued for services to APIC of $41,929 that relates to the following entry.  This entry was not included in the cash flow statement as cash received in financing.

#7 Debit

Accrued Interest

$41,981

   Credit

Common Stock

$52

   Credit

APIC

$41,929

To record the conversion of accrued interest into restricted common stock on $500,000 term loan, 51,196 shares.

The Company netted several of these transactions together on the Statement of Shareholder’s Equity.  In future filings, the Company will revise its presentation to be more descriptive of the individual transactions that occurred.

Note 1 – Nature of Operations, page F-21

2.

We reviewed your response to comment 32 in our letter dated December 14, 2007 and the revisions to your disclosure.  It appears that there are transactions offsetting principal payments on long-term debt in the statement of cash flows given that the $500,000 note payable was repaid during the most recent interim period.  Please advise.

Anita Karu, Esq.
Securities and Exchange Commission

February 22, 2008

The Company notes the Staff’s comments. The Company paid down $300,000 of the term loan in Q2 2007.  The remaining $28,843 related to capital leases during the six months ended June 30, 2007 for a total of $328,843.  The remaining $200,000 balance of the term loan was paid off during Q3 2007.

Form 10-Q for Quarter Ended September 30, 2007

Notes to Financial Statements, page 7

Note 2 – Summary of Significant Accounting Policies, page 7

Income Taxes, page 8

3.

We reviewed your response to comment 39 in our letter dated December 14, 2007.  It is still unclear to us why the current classification of deferred tax assets related to net operating loss carryforwards is appropriate.  Please explain to us why you expect the temporary difference to reverse within the next year.  Otherwise, revise your classification in future filings to comply with the guidance in paragraph 41 of SFAS 109.  Also, please explain to us in detail the positive evidence in the plan you refer to and why the weight given to that evidence supports your conclusion that a valuation allowance is not required.  Refer to paragraphs 20 – 25 of SFAS 109.

The Company notes the Staff’s comment.  At the time the Company recorded the deferred tax asset, the Company expected to use the deferred tax asset in 2007.  In 2006 and through June 30, 2007, the Company was projecting a pre-tax net income of $382,000 in 2007 and $1,247,000 in 2008, therefore the deferred tax asset was classified as a current asset.

In the second half of 2007, the Company revised its projections for 2007 and beyond which resulted in a projected pre-tax net loss of $489,000 in 2007, a pre-tax net income of $133,000 in 2008 and a pre-tax net income of $1,045,000 in 2009.  In future filings, the Company will revise the classification of the deferred tax asset as appropriate.

Additionally, in weighing the negative evidence, the Company looked back at prior years, and it did have an operating history of both net income and net loss.  At the time, positive evidence supported placing a deferred tax asset and the accounting, since the Company projected using the deferred tax asset within 3 fiscal years.  According to SFAS 109, a valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized.  Given the evidence, the Company did not believe a valuation allowance was necessary at the time of filing.

Anita Karu, Esq.
Securities and Exchange Commission

February 22, 2008

If any member of the Staff has questions with regard to the foregoing, please do not hesitate to contact the undersigned at 561-417-8117.

Very truly yours,

/s/ REBECCA G. DISTEFANO
Rebecca G. DiStefano

cc:

Thomas M. Livia

Michael Labinski

Bruce Rosetto, Esq.

Ethan Seer, Esq.